Exhibit 99.3

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

17 November 2008

Further details on capital return to shareholders

As announced on 13 November 2008, in the absence of an alternative proposal being in the interests of shareholders, Progen will make a capital return of A50c per share – amounting to $A30.23M or 43% of Progen’s estimated cash reserves at February 2009.

The capital return is not expected to be taxable for Australian resident shareholders, but would reduce the cost base of their shares for capital gains tax purposes. The Company is in the process of requesting a binding ruling from the Australian Taxation Office (ATO) to confirm this.

For U.S. resident shareholders there is a possibility that Progen will be treated as a Passive Foreign Investment Company (PFIC). If this proves to be the case there is a possibility the capital return will be treated as assessable income unless the shareholder makes a timely Qualifying Electing Fund (QEF) election. The Company is seeking to clarify this situation for U.S. shareholders.

Once the binding ruling from the ATO has been received the Company will call a general meeting of shareholders. The Company intends to include a copy of the binding ATO ruling and further information on the U.S. treatment in the notice of meeting documentation.

The Company expects to be able to call this meeting in early 2009 for a meeting to be held in February 2009.

Further updates will be provided as and when details come to hand.

Further information:
Linton Burns
Chief Operating Officer
Tel: +61 7 3842 3333
Email: lintonb@progen-pharma.com